Exhibit 99.1

Date: 12/03/2010	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ARC ENERGY TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	09/04/2010
Record Date for Voting (if applicable) :	09/04/2010
Beneficial Ownership Determination Date :	09/04/2010
Meeting Date :	18/05/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:
Description	CUSIP Number	ISIN
DRIP TRUST UNITS	001986108
TRUST UNITS	001986108	CA0019861081

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ARC ENERGY TRUST